Exhibit 99.(a)(1)(K)

INSTRUCTIONS TO ELECTION FORM

Terms used without definition herein shall have the same meanings ascribed to them in the Offer.

1.	Delivery of Election Form.

A properly completed and duly executed Election Form must be received by VeriSign by 11:59 p.m. Pacific Time on the Expiration Date (August 23, 2007).

VeriSign intends to disseminate an “Election Confirmation Statement” via e-mail to your VeriSign e-mail address within one business day after your submission of your Election Form on the Offer Website at https://vrsn.equitybenefits.com. If you have not received an “Election Confirmation Statement” in the timeframe prescribed, VeriSign recommends you e-mail a copy of your confirmation of your election from the Print Confirmation webpage to 409A-admin@verisign.com prior to the expiration of the Offer.

You may change your election with respect to your Eligible Options at any time up to 11:59 p.m. Pacific Time on the Expiration Date (August 23, 2007). If the Offer is extended by VeriSign beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration of the Offer.

In addition, if VeriSign does not accept your tendered option by 11:59 p.m. Pacific Time on September 24, 2007, you may revoke your election with respect to your tendered options at any time thereafter until those options are accepted for amendment or replacement. To validly change or revoke your election, you must access the Offer Website at https://vrsn.equitybenefits.com and complete and deliver a new Election Form to VeriSign prior to the expiration of the Offer. You should print a copy of your revised Election Form and updated confirmation from the Print Confirmation webpage and keep those documents with your other records for the Offer. You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

VeriSign will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options will, by completing and executing the Election Form, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.

2.	Tenders.

If you intend to tender your Eligible Options for amendment or replacement pursuant to the Offer, you must access your account at the Offer Website at https://vrsn.equitybenefits.com, and properly complete and duly execute the Election Form. If you decide to tender a particular Eligible Option, you must tender all of that option for amendment or replacement. If you hold more than one Eligible Option, you may elect to tender one or more of those options and retain the balance.

3.	Signature on this Election Form.

You must electronically sign the Election Form.

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If you are not able to submit your signature electronically via the Offer Website as a result of technical failures inherent to the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your election, or if you do not otherwise have access to the Offer Website for any reason (including lack of internet services), you must complete a paper Election Form and return it to VeriSign via facsimile to Jeffrey K. Bergmann at (650) 426-3403. To obtain a paper Election Form, please call the PricewaterhouseCoopers LLP hotline at (408) 817-1207 if calling in California or (800) 434-2234 if calling outside of California, or e-mail 409A-admin@verisign.com.

4.	Requests for Assistance or Additional Copies of the Election Form.

Any questions or requests for assistance, as well as requests for paper copies of the Offer document, this Election Form or the Stock Option Amendment and Bonus Agreement, may be directed to PricewaterhouseCoopers LLP at (408) 817-1207 if calling in California or (800) 434-2234 if calling outside of California or 409A-admin@verisign.com. Copies will be furnished promptly at VeriSign’s expense.

5.	Irregularities.

VeriSign will determine, in its discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tendered option. VeriSign will also decide, in its discretion, all questions as to (i) the portion of each retroactively priced option which comprises an Eligible Option for purposes of the Offer; (ii) the number of shares of common stock purchasable under each Amended Option at the Adjusted Exercise Price, (iii) the Adjusted Exercise Price to be in effect under each Amended Option, (iv) the amount of the Cash Bonus payable with respect to each Amended Option with an Adjusted Exercise Price in excess of the exercise price per share in effect for that option immediately prior to the amendment, and (v) the cancellation of tendered Eligible Options with exercise prices above the fair market value of VeriSign common stock on the Amendment Date and the replacement of those canceled options with New Options.

VeriSign’s determination of such matters will be final and binding on all parties.

VeriSign reserves the right to reject any or all tenders which it determines do not comply with the conditions of the Offer, are not in proper form or the acceptance of which would be unlawful. VeriSign also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in the tender with respect to any particular Eligible Option or any particular Eligible Optionee, and VeriSign’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of an Eligible Option will be deemed to be properly made until all defects and irregularities have been cured by the tendering Eligible Optionee or waived by VeriSign. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as VeriSign shall determine. Neither VeriSign nor any other person is or will be obligated to give notice of any defects or irregularities with respect to the tendered options, and no person will incur any liability for failure to give any such notice. If the table on the Election Form includes options that are not eligible for the Offer, VeriSign will not accept those options for amendment or replacement, but VeriSign does intend to accept for amendment or replacement any properly tendered Eligible Option set forth in that table.

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6.	Important Tax Information. You should refer to Section 15 of the Offer, which contains important U.S. federal tax information concerning the Offer. All Eligible Optionees with Eligible Options are strongly encouraged to consult with their own tax advisors as to the consequences of their participation in the Offer.

7.	Copies. You should print a copy of the Print Confirmation for your records after you have completed and electronically signed the Election Form.

8.	Paper Delivery. If you are not able to complete the Election Form electronically via the Offer Website as a result of technical failures inherent to the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your election, or if you do not otherwise have access to the Offer Website for any reason (including lack of internet services), you must complete a paper Election Form and return it to VeriSign via facsimile to Jeffrey K. Bergmann at (650) 426-3403. To obtain a paper Election Form, please call the PricewaterhouseCoopers LLP hotline at (408) 817-1207 if calling in California or (800) 434-2234 if calling outside of California, or e-mail 409A-admin@verisign.com.

IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY VERISIGN BY 11:59 P.M. PACIFIC TIME ON THE EXPIRATION DATE (AUGUST 23, 2007).

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